December 5, 2014

RE: Get cash now from your Apple Hospitality REIT investment

Dear Investor,

Good news!  Now you can sell your Apple Hospitality REIT, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you our INCREASED Offer Price of $7.25 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Apple Hospitality REIT, Inc. to decide if or when you get your money back. But this offer expires on January 23, 2015, so you must act soon.

Why take advantage of this opportunity today?

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Apple Hospitality REIT has yet to offer your liquidity. Apple announced LAST YEAR that it was “evaluating” a potential consolidated transaction AND/OR listing, but it has only completed a merger of Apple REIT 7, 8, and 9 which resulted in over $117 million in Shares paid to certain Apple affiliates.  Yet, there is NO liquidity of the Shares, only further evaluation of “various strategic alternatives.”  Sell today and ensure you get your money out from this security.

•	No Redemption Program. Apple’s Share Redemption Program is still suspended, even though Apple provides no other liquidity option! It’s your money, but you can’t access it.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Apple Hospitality can be very difficult to sell. It can take weeks or months to find an interested buyer and Apple Hospitality REIT, Inc. may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. You should receive the proceeds within days of the Expiration Date, as soon as the issuer’s transfer agent confirms the transfer. MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. Remember, this offer expires January 23, 2015 (unless extended). So don’t delay. Fill out and mail in the Apple Hospitality REIT, Inc. Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 1,000,000 Shares at a price of $7.25 per Unit, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC’s EDGAR website, by visiting www.mackenziecapital.com/tenders/Apple.pdf, or by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON January 23, 2015, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.